Exhibit 99.2

NEOGAMES S.A. SOCIÉTÉ ANONYME REGISTERED OFFICE: 63-65, RUE DE MERL L-2146 LUXEMBOURG R.C.S. LUXEMBOURG: B186309
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VOTE BY MAIL
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NEOGAMES S.A.

The Board of Directors recommends you vote FOR the following proposals:

Agenda of the Extraordinary General Meeting	For	Against	Abstain

1.
A proposal (the “Merger Proposal”) to approve (a) the merger of Anaxi Investments Limited, a Cayman Islands exempted company (“Merger Sub”) and wholly owned indirect subsidiary of Aristocrat Leisure Limited, a company organized under the laws of Australia (“Parent”) with and into the Company following which Merger Sub will cease to exist as a separate legal entity and the Company will be the surviving company (the “Surviving Company”) and will become a wholly owned indirect subsidiary of Parent (the “Merger”) pursuant to the Business Combination Agreement attached to the enclosed shareholder circular as Annex A (as it may be amended from time to time, the “Business Combination Agreement”), dated May 15, 2023, by and among Parent, Merger Sub and the Company and (b) all other transactions and arrangements contemplated by the Business Combination Agreement (together with the Merger, the “Transactions”), including taking all actions and making filings required for the Company to permanently de-list the Company Shares (as defined in the enclosed shareholder circular) from the Nasdaq Global Market upon completion of the Merger;

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2.
A proposal (the “Statutory Plan of Merger Proposal”) to approve the adoption of the statutory plan of merger attached to the enclosed shareholder circular as Annex B (the “Statutory Plan of Merger”) to be entered into by and between the Company and Merger Sub and filed with the Cayman Registrar following its approval by shareholders of the Company at the Cayman Shareholder Meeting (the “Cayman Shareholder Approval”); and

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3.
A proposal (the “Waiver Proposal”) to approve the waiver of any notice requirements under the memorandum and articles of association of the Company, which are attached to the enclosed shareholder circular as Annex C (the “Continuation Articles”) or applicable law to calling, holding and convening the Cayman Shareholder Meeting (or any adjournment, reconvening or postponement thereof).
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NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the
Extraordinary General Meeting:
The Proxy Statement is available at www.proxyvote.com

NEOGAMES S.A.
Extraordinary General Meeting of Shareholders
April 25, 2024 8:00 AM (Cayman Time)
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Moti Malul, Motti Gil, Laurent Teitgen and John E. Taylor, Jr., or any one of them, as proxies, each with the power to appoint (his/her) substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares of NEOGAMES S.A. that the shareholder(s) is/are entitled to vote at the Extraordinary General Meeting of Shareholders to be held at 8:00 AM (Cayman Time), on April 25, 2024, via a video-conferencing service, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side